                                             AS FILED PURSUANT TO RULE 424(b)(4)
                                                 FOR REGISTRATION NO. 333-43857.

PROSPECTUS

                                1,842,050 SHARES

                                     [LOGO]

                                  COMMON STOCK

                               ------------------

    This Prospectus relates to 1,842,050 shares of Common Stock, par value $.01 per share (the "Common Stock"), of CIBER, Inc., a Delaware corporation (the "Company"), which may be delivered by Merrill Lynch & Co., Inc. ("ML & Co.") upon payment and discharge of the Structured Yield Product Exchangeable for Stock-SM-, 7 7/8% STRYPES-SM- Due February 1, 2001 of ML & Co. (each a "STRYPES") at maturity, subject to ML & Co.'s right to deliver an amount in cash with an equal value. ML & Co. has granted the Underwriter of the STRYPES (as defined herein) an option for 30 days to purchase additional STRYPES, solely to cover over-allotments, if any. Such additional STRYPES may be paid and discharged by ML & Co. at their maturity by delivery of up to an additional 276,308 shares of Common Stock to which this Prospectus also relates.

    All of the shares of Common Stock covered hereby are beneficially owned by Bobby G. Stevenson, the Company's Chairman and Chief Executive Officer, through the 1998 Bobby G. Stevenson Revocable Trust (the "Trust"), of which Mr. Stevenson is the settlor, trustee and beneficiary (Mr. Stevenson, individually and as settlor, beneficiary and trustee of the Trust, is hereinafter referred to as the "Contracting Stockholder"). The Contracting Stockholder may deliver such shares of Common Stock to a wholly owned subsidiary of ML & Co. (the "ML & Co. Subsidiary") pursuant to a forward purchase contract (the "Forward Purchase Contract") among the Contracting Stockholder, ML & Co., the ML & Co. Subsidiary and The Bank of New York, as collateral agent. In lieu of delivering shares of Common Stock, the Contracting Stockholder has the right to satisfy his obligations under the Forward Purchase Contract by delivering cash with an equal value. Such right, if exercised by the Contracting Stockholder, must be exercised with respect to all shares of Common Stock deliverable pursuant to the Forward Purchase Contract. The Company will not receive any of the proceeds from the sale of any STRYPES or from any sale of such Common Stock.

    The STRYPES are offered by a separate prospectus of ML & Co. (the "STRYPES Prospectus"). This Prospectus relates only to the Common Stock covered hereby and does not relate to the STRYPES. THE COMPANY TAKES NO RESPONSIBILITY FOR ANY INFORMATION INCLUDED IN OR OMITTED FROM THE STRYPES PROSPECTUS. THE STRYPES PROSPECTUS DOES NOT CONSTITUTE A PART OF THIS PROSPECTUS, NOR IS IT INCORPORATED BY REFERENCE HEREIN. Because the STRYPES are a separate security issued by ML & Co. for which the Company has no responsibility, an investment in the STRYPES may have materially different characteristics from a direct investment in the Common Stock.

    SEE "RISK FACTORS" COMMENCING ON PAGE 8 OF THIS PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

    The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the trading symbol "CBR." On January 26, 1998, the last reported sale price of the Common Stock on the NYSE was $54 1/8 per share. See "Price Range of Common Stock."

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

-SM-Service mark of Merrill Lynch & Co., Inc.

                The date of this Prospectus is January 26, 1998.

    IN CONNECTION WITH THE OFFERING OF THE STRYPES, MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (THE "UNDERWRITER OF THE STRYPES") MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF STRYPES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-3 (including the exhibits and amendments thereto, the "Registration Statement") pursuant to the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock covered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission and to which reference is hereby made. Statements contained in this Prospectus regarding the contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement or as an exhibit to documents incorporated by reference in this Prospectus, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or such other document for a more complete description of the matter involved, and each such statement shall be deemed qualified in all respects by such reference. Copies of the Registration Statement, of which this Prospectus is a part, together with such exhibits may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge, at the office of the Commission.

    The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and, in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copies of such materials may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission:
Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, 13th Floor, New York, New York 10048, upon payment of the charges prescribed therefor by the Commission.

    In addition, the Common Stock is listed on the NYSE and the Company is required to file reports, proxy statements, confirmation statements and other information with the NYSE. These documents may be inspected at the principal office of the NYSE at 20 Broad Street, New York, New York 10005. Further, since May 7, 1996, the Company has been filing documents with the Commission through the Electronic Data Gathering, Analysis and Retrieval System. Accordingly, copies of documents filed by the Company with the Commission on or after May 7, 1996, as well as copies of the Registration Statement (including the exhibits filed therewith), are also available through the Commission's web site (http://www.sec.gov).

    All information contained in this Prospectus relating to the Contracting Stockholder or to the proposed or potential methods of distribution of the Common Stock covered hereby and all information contained herein regarding the STRYPES, the Forward Purchase Contract and the proposed STRYPES offering has been supplied by ML & Co. or the Contracting Stockholder.

    It is contemplated that this Prospectus will be provided only to persons who are prospective purchasers of STRYPES, which persons shall simultaneously receive from the Underwriter of the STRYPES a STRYPES Prospectus relating to the offer and sale of the STRYPES. This Prospectus is not intended, and has not been authorized to be used, for any purpose other than to provide legally required information to prospective purchasers of STRYPES who also have received the STRYPES Prospectus.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    THIS PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST DIRECTED TO CIBER, INC., 5251 DTC PARKWAY, SUITE 1400, ENGLEWOOD, COLORADO 80111. ATTENTION: INVESTOR RELATIONS, TELEPHONE: (303) 220-0100.

    The information in the following documents filed by the Company with the Commission (File No. 0-23488) pursuant to the Exchange Act is incorporated by reference in this Prospectus:

    (a) Annual Report on Form 10-K for the year ended June 30, 1997, filed with the Commission on September 19, 1997;

    (b) Quarterly Report on Form 10-Q for the three months ended September 30, 1997, filed with the Commission on November 12, 1997;

    (c) Current Reports on Form 8-K filed with the Commission on each of July 21, 1997, August 28, 1997, October 15, 1997, November 4, 1997, December
       5, 1997 and January 14, 1998; and

    (d) Registration Statement on Form S-1, as amended, dated as of March 17, 1994 (No. 33-74774), with respect to the information contained under the heading "Description of Capital Stock," which information was incorporated by reference into the Registration Statement on Form 8-A, filed with the Commission on February 25, 1994.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of filing of the initial Registration Statement and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

    Any statements made herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The information relating to the Company contained in this Prospectus should be read together with the information in the documents incorporated by reference.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. ALL REFERENCES TO A PARTICULAR "FISCAL YEAR" SHALL REFER TO THE 12 MONTHS ENDED JUNE 30 OF THE YEAR REFERENCED. AS USED IN THIS PROSPECTUS, THE TERM "ACQUISITION" REFERS TO BUSINESS COMBINATIONS ACCOUNTED FOR AS PURCHASES AND THE TERM "MERGER" REFERS TO BUSINESS COMBINATIONS ACCOUNTED FOR AS POOLINGS OF INTERESTS. EXCEPT AS CONTAINED IN THE RECENT DEVELOPMENTS SECTION OF THIS PROSPECTUS SUMMARY, NONE OF THE FINANCIAL INFORMATION CONTAINED HEREIN HAS BEEN UPDATED TO REFLECT ANY MERGER OR ACQUISITION SUBSEQUENT TO JUNE 30, 1997. FOR INFORMATION REGARDING RECENT BUSINESS COMBINATIONS, SEE "RECENT DEVELOPMENTS." ALL REFERENCES TO THE "COMPANY" REFER TO CIBER, INC. AND ITS SUBSIDIARIES UNLESS OTHERWISE INDICATED. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

    The Company is a nationwide provider of information technology consulting, including application software staff supplementation, management consulting solutions for "business/IT" problems, package software implementation services, system life-cycle project responsibility, millennium date change conversion services and networking procurement and engineering services.

    The Company's revenues are generated from two areas, the CIBER Information Services ("CIS") Division and CIBER's Solutions Consulting Group ("CIBER Solutions"). The CIS Division provides application software development and maintenance services and, through its CIBR2000 Division, millennium date change solutions. CIBER Solutions provides services through the Company's wholly-owned subsidiaries, Spectrum Technology Group, Inc. ("Spectrum"), Business Information Technology, Inc. ("BIT") and CIBER Network Services, Inc. ("CNSI"). Spectrum provides information technology consulting solutions to business problems, specifically in the areas of data warehousing, data modeling and enterprise architecture, as well as project management and system integration services. BIT specializes in the implementation and integration of human resource and financial software application products, plus workflow automation and manufacturing/distribution software systems, primarily for client/server networks. A substantial portion of BIT's revenues is derived from assisting clients implementing PeopleSoft, Inc. ("PeopleSoft") software. CNSI provides a wide range of local-area and wide-area network solutions, from design and procurement to installation and maintenance, with services including Internet and intranet connectivity.

    The Company's strategy includes the expansion of its business by continuing to build long-term relationships with major clients based on high-quality information technology services tailored to meet client needs. The Company's traditional time and material application software programming services have been expanded to include a comprehensive array of management consulting, information systems design, development, integration and implementation, as well as project management services.

    The Company currently services its clients through a nationwide network of over 60 offices in 20 states, plus Canada. The Company currently employs approximately 4,300 employees, approximately 3,600 of whom are billable consultants trained in operating systems, standard and state-of-the-art programming languages, application software design techniques, process re-engineering and management resource planning, local-area and wide-area networking and certain widely-used software packages. These services are generally provided on-site to large clients with substantial information technology requirements.

    The Company began operations in 1974 to assist companies in need of computer programming support. In the mid-1980s, the Company initiated a growth strategy that included expanding its range of computer-related services, developing a professional sales force and selectively acquiring established complementary companies. The Company maintains its executive offices at 5251 DTC Parkway, Suite 1400, Englewood, Colorado 80111. The Company's telephone number is (303) 220-0100.

                              PLAN OF DISTRIBUTION

    This Prospectus relates to 1,842,050 shares of Common Stock, which may be delivered by ML & Co. upon payment and discharge of the STRYPES at maturity, subject to ML & Co.'s right to deliver an amount in cash with an equal value. ML & Co. has granted the Underwriter of the STRYPES an option for 30 days to purchase additional STRYPES, solely to cover over-allotments, if any. Such additional STRYPES may be paid and discharged by ML & Co. at their maturity by delivery of up to an additional 276,308 shares of Common Stock to which this Prospectus also relates. Pursuant to the terms of the Forward Purchase Contract, the Contracting Stockholder is obligated to deliver to the ML & Co. Subsidiary on the business day immediately preceding the maturity date of the STRYPES a number of shares of Common Stock covered by this Prospectus equal to the number required by ML & Co. to pay and discharge all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriter of STRYPES) at maturity, subject to the Contracting Stockholder's right to satisfy such obligation by delivering, with respect to all, but not less than all, of such shares, cash with an equal value. Under the Forward Purchase Contract, ML & Co. has agreed to pay and discharge the STRYPES at maturity by delivering to the holders thereof the form of consideration that the ML & Co. Subsidiary receives from the Contracting Stockholder. See "Plan of Distribution."

                              RECENT DEVELOPMENTS

    On January 13, 1998, the Company reported revenues and earnings results for the three and six months ended December 31, 1997. The prior fiscal year, three month and six month information has been restated for poolings of interests through December 31, 1997.

    Revenues for the quarter ended December 31, 1997 were $116,674,000, an increase of 52% over revenues for the quarter ended December 31, 1996 of $76,808,000. Excluding one-time merger costs, pro forma net income for the December 1997 quarter was $7,823,000 or $.33 per share, an increase of 112% compared to $3,696,000 or $.17 per share for the December 1996 quarter. After merger costs, pro forma net income for the December 1997 quarter increased to $6,295,000 or $.27 per share, a 103% increase compared to $3,100,000 or $.14 per share for the December 1996 quarter.

    Revenues for the six months ended December 31, 1997 were $222,080,000, an increase of 50% over revenues for the period ended December 31, 1996 of $148,179,000. Excluding one-time merger costs, pro forma net income for the six months ended December 31, 1997 was $14,146,000 or $.60 per share, an increase of 95% compared to $7,240,000 or $.33 per share for the six months ended December 31, 1996. After merger costs, pro forma net income for the six months ended December 31, 1997 increased to $12,004,000 or $.51 per share, a 99% increase compared to $6,022,000 or $.28 per share for the six months ended December 31, 1996.

    Subsequent to June 30, 1997, the following companies have merged with the Company in business combinations accounted for as poolings of interests:

    KCM COMPUTER CONSULTING, INC. ("KCM"). On July 18, 1997, the Company issued 430,850 shares of its Common Stock in exchange for all of the outstanding common stock of KCM. KCM, located in Calverton, Maryland, provides consulting services similar to the Company's CIS Division.

    SOFTWAREXPRESS, INC. D/B/A RELIANT INTEGRATION SERVICES, INC.
("RELIANT"). On August 21, 1997, the Company issued 591,638 shares of its Common Stock and assumed substantially all of Reliant's liabilities in exchange for all of the assets of Reliant. Reliant, located in Menlo Park, California, provided network integration services and equipment, and has become part of the Company's subsidiary, CNSI.

    BAILEY & QUINN, INC. ("BQI"). On October 22, 1997, the Company issued approximately 74,000 shares of its Common Stock and assumed substantially all of BQI's liabilities in exchange for all of the assets of BQI. BQI, located in Norcross, Georgia, provided consulting services similar to the Company's CIS Division.

    THE CONSTELL GROUP, INC. ("CONSTELL"). On October 24, 1997, the Company issued 250,000 shares of its Common Stock in exchange for all of the outstanding common stock of Constell. Constell, headquartered in Elmwood Park, New Jersey, provides consulting services similar to the Company's CIS Division and the Company's subsidiary, Spectrum.

    FINANCIAL DYNAMICS, INC. ("FDI"). On November 24, 1997, the Company issued 564,027 shares of its Common Stock, granted options for 48,610 shares of its Common Stock and assumed substantially all of FDI's liabilities in exchange for all of the assets of FDI. FDI, headquartered in McLean, Virginia, provided consulting services similar to the Company's subsidiary, Spectrum.

    TECHWARE CONSULTING, INC. ("TECHWARE"). On November 26, 1997, the Company issued 373,918 shares of its Common Stock and assumed substantially all of Techware's liabilities in exchange for all of the assets of Techware. Techware, headquartered in Irving, Texas, provided consulting services similar to the Company's CIS division.

    The following table sets forth summary consolidated financial data of the Company restated to reflect the recent poolings-of-interests with Reliant, Constell, FDI and Techware. The poolings-of-interests with KCM and BQI are considered by management to be immaterial and therefore the following restated financial data has not been restated for such mergers.

                                                                                       THREE MONTHS ENDED        SIX MONTHS
                                                                                                             ENDED DECEMBER 31,
                                                YEAR ENDED JUNE 30,                       DECEMBER 31,
                               -----------------------------------------------------  --------------------  --------------------
                                 1993       1994       1995       1996       1997       1996       1997       1996       1997
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              IN THOUSANDS, EXCEPT PER SHARE DATA
STATEMENT OF OPERATIONS DATA:
Consulting services..........  $  89,380  $ 108,195  $ 158,206  $ 209,006  $ 285,951  $  66,278  $ 101,559  $ 127,585  $ 194,309
Product sales................     24,192     31,518     31,219     29,734     47,101     10,530     15,115     20,594     27,771
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total revenues.............    113,572    139,713    189,425    238,740    333,052     76,808    116,674    148,179    222,080
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cost of consulting
  services...................     59,217     72,225    106,669    141,568    189,937     44,686     66,509     85,664    126,895
Cost of product sales........     18,208     25,220     25,461     24,280     40,094      8,768     12,688     17,134     23,312
Selling, general and
  administrative expenses....     29,721     33,420     44,200     54,032     70,565     17,105     23,900     33,033     47,061
Amortization of intangible
  assets.....................        649        719      1,395      1,795      3,087        687        970      1,289      1,908
Merger costs.................     --         --          1,075        901      1,218        596      1,528      1,218      2,142
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating income...........      5,777      8,129     10,625     16,164     28,151      4,966     11,079      9,841     20,762
Interest and other income....        131        198        188        920      1,170        331        331        591        639
Interest expense.............       (362)      (309)      (313)      (268)      (299)      (104)       (48)      (159)      (127)
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from continuing
    operations before income
    taxes....................      5,546      8,018     10,500     16,816     29,022      5,193     11,362     10,273     21,274
Income tax expense...........      1,002      1,958      3,540      5,436     12,256      2,362      6,138      5,245     10,277
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from continuing
    operations...............      4,544      6,060      6,960     11,380     16,766      2,831      5,224      5,028     10,997
Income from discontinued
  operations.................        679        511     --         --         --         --         --         --         --
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.................      5,223      6,571      6,960     11,380     16,766      2,831      5,224      5,028     10,997
Pro forma adjustment to
  income tax expense.........     (1,423)    (1,355)      (699)    (1,201)       531        269      1,071        994      1,007
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Pro forma net income.......  $   3,800  $   5,216  $   6,261  $  10,179  $  17,297  $   3,100  $   6,295  $   6,022  $  12,004
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Pro forma diluted income from
  continuing operations per
  share......................  $    0.21  $    0.30  $    0.33  $    0.49  $    0.78  $    0.14  $    0.27  $    0.28  $    0.51
Pro forma diluted income per
  share......................  $    0.24  $    0.31  $    0.33  $    0.49  $    0.78  $    0.14  $    0.27  $    0.28  $    0.51
Weighted average common and
  common equivalent shares...     15,771     16,575     19,090     20,689     22,140     21,906     23,652     21,773     23,454


                                                     JUNE 30,                             DECEMBER 31,
                               -----------------------------------------------------  --------------------
                                 1993       1994       1995       1996       1997       1996       1997
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                              IN THOUSANDS

BALANCE SHEET DATA:
Working capital..............  $  10,522  $  14,431  $  15,084  $  46,139  $  64,670  $  44,818  $  80,741
Total assets.................     34,943     51,467     62,567     91,705    139,908    106,378    158,604
Long-term liabilities........      3,000        400        300        410      1,025      1,623     --
Shareholders' equity.........     12,271     27,372     32,300     64,879    108,368     73,373    126,247

                                  RISK FACTORS

    THE FOLLOWING RISK FACTORS MAY AFFECT THE VALUE OF SHARES OF COMMON STOCK AND THEREFORE SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND THE STRYPES PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. SEE ALSO "-- FORWARD LOOKING STATEMENTS."

GROWTH THROUGH BUSINESS COMBINATIONS AND INTERNAL EXPANSION

    As an integral part of its business strategy, the Company intends to continue to expand by acquiring application software consulting businesses in attractive markets or with desirable client relationships, as well as businesses with complementary information technology consulting and system integration activities. The Company continuously evaluates potential business combinations and aggressively pursues attractive transactions. From June 1994 through November 1997, the Company completed 20 business combinations. The success of this strategy depends not only upon the Company's ability to identify and acquire businesses on a cost-effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate key personnel and to retain clients of acquired businesses. Business combinations involve numerous risks, including the ability to manage geographically remote offices, the diversion of management's attention from other business concerns and the risks of entering markets in which the Company has limited or no direct experience. In addition, acquisitions may involve the expenditure of significant funds and the incurrence of significant charges associated with the amortization of goodwill or other intangible assets or future write-downs of the recorded values of assets acquired. There can be no assurance that any business combination will result in long-term benefits to the Company or that management will be able to manage effectively the resulting business. Additionally, the Company experiences competition for business combinations.

    The Company may open new offices in attractive markets with its own personnel. Many of the Company's branch offices were originally start-up operations. Not all branch offices, whether start-up or acquired, have been successful. The Company's internal growth rate has been in excess of 20% for the past several years and is due in part to the growth of industry demand for information technology professional services, including the recent increase in demand resulting from year 2000 millennium date change service needs. There can be no assurance that this increased industry demand will continue in future years and, in particular, beyond the year 2000. There can be no assurance that the Company will be able to successfully start-up, identify, acquire, or integrate branch office operations.

ABILITY TO ATTRACT AND RETAIN QUALIFIED CONSULTANTS

    The Company's future success will depend in part on its ability to hire and provide adequately trained consultants who can fulfill the increasingly sophisticated needs of its clients. The Company's on-going personnel needs arise from: (i) increased demand for the Company's services, (ii) turnover, which is generally high in the industry, and (iii) client requests for consultants trained in the newest software and hardware technologies. Few of the Company's employees are bound by non-compete agreements. Competition for consultants in the information technology services industry is significant and the Company has had and expects to continue to have difficulty in attracting and retaining an optimal level of qualified consultants. In particular, competition is intense for the limited number of qualified project managers and professionals with specialized skills, such as a working knowledge of certain sophisticated software. There can be no assurance that the Company will be successful in attracting and retaining the personnel it requires to continue to grow.

DEPENDENCE ON SIGNIFICANT RELATIONSHIPS; ABSENCE OF LONG-TERM CONTRACTS

    The Company's five largest clients accounted for 22% of the Company's total revenues for the fiscal year ended June 30, 1997. No one client accounted for more than 10% of the Company's total revenues in fiscal 1997, although in fiscal 1996, AT&T Corp. accounted for approximately 11% of the Company's total revenues. The typical client contract term is one to three years and there can be no assurance that a client will renew its contract when it terminates. In addition, the Company's contracts are generally cancelable by the client at any time and clients may unilaterally reduce their use of the Company's services under such contracts without penalty. The termination or significant reduction of its business relationship with any of its significant clients would have a material adverse effect on the Company.

    Additionally, the Company has a significant relationship with PeopleSoft as an implementation partner. In fiscal 1997, the Company derived approximately 12% of its total revenues from clients who purchased implementation services for their PeopleSoft software. In the event PeopleSoft products become obsolete or non-competitive or if the Company should lose its "implementation partner" status with PeopleSoft, the Company would suffer a material adverse effect.

MANAGEMENT OF A LARGE AND RAPIDLY CHANGING BUSINESS

    The Company's rapid growth could place a substantial strain on its operational, administrative and financial resources. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial and other internal systems, and to train, motivate and manage its consultants. If the Company's management is unable to manage growth effectively or its consultants are unable to achieve anticipated performance levels, or if the integration of new businesses results in a material diversion of management's attention to the day-to-day operations of the business, the Company would be materially adversely affected.

PROJECT RISKS

    The Company has provided and intends to continue to provide increased project services to its clients. Projects are distinguishable from the Company's time and material contracts by the level of responsibility assumed by the Company and the potentially longer and more costly sales cycle of a project. These factors may cause fluctuations in quarterly results. In a typical project, the Company independently develops a program or maintains a system, whereas with time and material contracts, the Company's clients generally maintain responsibility for the overall task. The failure of a project or the failure of the Company to provide project services in a satisfactory manner could have a material adverse effect on the Company. Further, because the Company may undertake projects on a fixed price basis and guarantee performance based upon defined operating specifications, cost overruns, unsatisfactory performance or unanticipated difficulties in completing such projects could have a material adverse effect on the Company.

PRICING AND MARGIN PRESSURE

    Many of the Company's larger clients purchase information technology services primarily from a limited number of pre-approved vendors. In order to remain on its clients' vendor lists and to develop new client relationships, the Company must satisfy client requirements at competitive rates. Although the Company continually attempts to lower its costs, there are other software services organizations and temporary placement agencies that provide the same or similar services at equal or lower costs. Furthermore, as competition intensifies between information technology services providers, there may be increased demand for qualified consultants resulting in upward market pressure on consultant compensation. Additionally, certain of the Company's clients require that their vendors reduce rates after services have commenced. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements and, as a result, the Company could lose clients or be unable to maintain historic gross margin levels or to operate profitably. With respect to the Company's implementation services for software packages, the manufacturers of such software may have training requirements that inhibit the Company from competing effectively with other packaged software implementation providers. In addition, as the Company expands its service offerings to include a greater number of fixed price projects, the Company may experience a decrease in margins as a result of unanticipated cost overruns resulting from the inability to meet various project requirements.

COMPETITION

    The Company operates in a highly competitive and rapidly changing industry and competes with a variety of companies for positions on the vendor lists of particular clients. Most of these competing companies, many of which are significantly larger and have greater financial, technical and marketing resources, provide the same services as those offered by, and some offer a wider variety of services than, the Company. Many large accounting and management consulting firms offer services that overlap with a significant portion of the Company's services, and the Company competes with the internal information technology staffs of its clients and potential clients. Also, computer hardware and software companies are increasingly becoming involved in systems integration projects. Recently, temporary placement agencies, such as CoreStaff, Olsten and Interim, have begun expanding their businesses to provide computer-related services. There can be no assurance that the Company will be able to continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors. Additionally, over the past several years there has been an influx of foreign nationals who provide skilled computer programming services at lower pay scales than other domestic programmers. Some of these foreign nationals are being hired as consultants directly by the Company's clients and potential clients, as well as by certain of the Company's competitors. Moreover, in an attempt to decrease costs, some of the Company's clients and potential clients are awarding business to competitors with operations in "low cost" foreign countries, including Ireland, India and the former Soviet Union. An increase in the use of skilled foreign national labor at lower rates or foreign software service firms by the Company's competitors or clients could have a material adverse effect on the Company.

DEPENDENCE UPON KEY MANAGEMENT PERSONNEL

    The success of the Company continues to be highly dependent upon the efforts of key management personnel of the Company, particularly its executive officers. The loss of the services of any one of its executive officers could have a material adverse effect on the Company. The Company has generally entered into employment contracts with its executive officers and maintains life insurance on each of these individuals. The amount of insurance, however, may not be sufficient to offset the Company's loss if the services of any of its executive officers were unavailable.

INTELLECTUAL PROPERTY RIGHTS

    The Company's success is dependent in part upon its proprietary software development methodology and other intellectual property rights. The Company relies upon a combination of trade secret, nondisclosure and other contractual arrangements, technical measures and trademark laws to protect its proprietary rights. The Company does not hold any patents or copyrights, but does hold certain registered trademarks. The Company generally enters into confidentiality agreements with its employees, consultants, clients and potential clients that limit access to and distribution of its proprietary information, although there can be no assurance that any such agreement will be enforceable. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's business includes the development of custom software applications in connection with specific client engagements. Ownership of such software is generally assigned to the client. In addition, the Company also develops object-oriented software components that can be reused in software application development and certain foundation and application software products, or software "tools," most of which remain the property of the Company. Although the Company believes that its services and products do not infringe on the intellectual property rights of third parties, there can be no assurance that infringement claims will not be asserted against the Company by such third parties with respect to current or future services and products. Any such claims, whether meritorious or not, may be time consuming, result in costly litigation or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which may have a material adverse effect on the Company.

CONTROL BY CURRENT STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

    At December 31, 1997, Bobby G. Stevenson, the Company's Chairman and Chief Executive Officer owned beneficially 6,114,544 shares of Common Stock, representing approximately 27% of the outstanding Common Stock. Mr. Stevenson will retain ownership and voting rights with respect to such Common Stock until such time, if any, as the shares offered hereby are delivered pursuant to the Forward Purchase Contract. As a result, Mr. Stevenson is able to exercise significant influence on the election of the Company's Board of Directors and thereby direct the policies of the Company.

    In addition, certain officers of the Company owned, directly or indirectly, a majority (85%) of the capital stock of CNSI. CNSI was purchased by the Company on December 2, 1996 for consideration of approximately $3.7 million, consisting of 68,631 shares of Common Stock and approximately $1.2 million in cash. In addition, the Company assumed approximately $800,000 in net liabilities, resulting in a total purchase price of approximately $4.5 million. Additionally, the terms of purchase provide for contingent consideration of up to $2.6 million that will be paid to the former CNSI stockholders in cash or Common Stock if CNSI achieves certain performance objectives in each of the 12-month periods ending October 31, 1997, 1998 and 1999. The October 31, 1997 performance objectives of CNSI were achieved and, in January 1998, the Company paid additional consideration of $1.2 million, consisting of 24,346 shares of Common Stock and $124,000 of cash, to the former CNSI stockholders. At closing, the Company repaid approximately $898,000 that was owed by CNSI to Mr. Stevenson and his family. See "Certain Relationships and Related Transactions."

CERTAIN ANTI-TAKEOVER EFFECTS

    The Company's Amended and Restated Certificate of Incorporation and Bylaws and the Delaware General Corporation Law include provisions that may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover that stockholders might consider in their best interests. These provisions include the ability of the Board of Directors, without stockholder approval, to have the Company issue up to 5,000,000 shares of preferred stock in one or more series with such rights, obligations and preferences as the Board of Directors may provide, a provision under which only certain officers and the Board of Directors may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors. Directors of the Company are divided into three classes and are elected to serve staggered three-year terms. Directors can be removed from office only for cause.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company's quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly revenue or operating results generally include: costs relating to the expansion of the Company's business, the extent and timing of business acquisitions, the incurrence of merger costs, the timing of assignments from customers, project-related risks, the seasonal nature of the Company's business due to variations in holidays and vacation schedules, the introduction of new services by the Company or its competitors, price competition or price changes, general economic conditions and economic conditions specific to the information technology, consulting or information technology staffing industries. Quarterly sales and operating results can be difficult to forecast even in the short term. Due to all the foregoing factors, it is possible that the Company's revenue or operating results in one or more future quarters will fail to meet or exceed the expectations of securities analysts or investors. In such event, the trading price of the Company's Common Stock would likely be materially adversely affected.

PRICE VOLATILITY

    The market price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, the Company's prospects, changes in earnings estimates by securities analysts and by economic, financial and other factors and market conditions that can affect the capital markets generally, the market segment of which the Company is a part, the NYSE, including the level of, and fluctuations in, the trading prices of stocks generally and sales of substantial amounts of Common Stock in the market, or the perception that such sales could occur, and by other events that are difficult to predict and beyond the Company's control. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the market price of the Common Stock.

IMPACT OF STRYPES ON THE MARKET FOR THE COMMON STOCK

    Any market that develops for the STRYPES is likely to influence and be influenced by the market for the Common Stock. For example, the price of the Common Stock, and, therefore, the value of the STRYPES at maturity, could be depressed by investors' anticipation of the potential distribution into the market of substantial amounts of the Common Stock on the maturity date of the STRYPES, by possible sales of the Common Stock by investors who view the STRYPES as a more attractive means of equity participation in the Company, and by hedging or arbitrage trading activity that may develop involving the STRYPES and the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of a substantial number of shares of Common Stock, including shares issued in conjunction with previously completed or future business combinations, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities or to consummate future business combinations using its equity securities. As of December 31, 1997, the Company had approximately 22.5 million shares outstanding. Of these shares, the 1,842,050 shares offered hereby (2,118,358 shares if the Underwriters' over-allotment option is exercised in full), together with approximately 19.9 million shares currently traded in the public market and not subject to contractual restrictions, are freely tradeable without restriction. A number of shares were issued in recent business combinations consummated after June 30, 1997. An aggregate of 818,297 shares held by affiliates of the combined companies in such mergers became available for sale in the public market without significant restrictions upon the release by the Company of certain results of operations financial information on January 13, 1998. 468,971 other shares remain subject to securities law restrictions on sale. See "Plan of Distribution" for a discussion of additional restrictions applicable to shares held by the directors and executive officers of the Company.

NO CASH DIVIDENDS

    The Company anticipates that, for the foreseeable future, all earnings, if any, will be retained for the operation and expansion of its business and that it will not pay cash dividends. See "Dividend Policy."

FORWARD LOOKING STATEMENTS

    "SAFE HARBOR" STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: A number of the matters and subject areas discussed in the foregoing "Risk Factors" section and elsewhere in this Prospectus that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience involving any one or more of such matters and subject areas. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations regarding the relevant matter or subject area. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The operation and results of the Company's business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in the foregoing "Risk Factors" section, including, but not limited to recent or future business combinations, CIBR2000, continued acceptance and growth of PeopleSoft software and dependence on significant clients and other risks and uncertainties described elsewhere in this Prospectus and from time to time in the Company's reports filed with the Commission, including the Annual Report on Form 10-K for the fiscal year ended June 30, 1997 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

                        STOCK OWNERSHIP BY MR. STEVENSON

    Mr. Stevenson is the Chairman, Chief Executive Officer and Secretary of the Company. At December 31, 1997, Mr. Stevenson beneficially owned an aggregate of 6,114,544 shares of Common Stock, representing approximately 27% of the Company's outstanding Common Stock. Of these shares, 2,118,358 are held by the Trust and 3,916,186 are held by the Bobby G. Stevenson Revocable Trust, both trusts of which Mr. Stevenson is the settlor, trustee and beneficiary. The shares beneficially owned by Mr. Stevenson also include options to purchase 80,000 shares of Common Stock at $4.40 per share pursuant to vested stock options and stock options that vest within 60 days. In addition, Mr. Stevenson will have the right to purchase up to an additional 20,000 shares of Common Stock at $4.40 per share pursuant to stock options that will be fully vested on February 1, 1999.

    Pursuant to the Forward Purchase Contract, the Contracting Stockholder is obligated to deliver up to 1,842,050 shares (2,118,358 shares if the over-allotment option granted to the Underwriter of the STRYPES is exercised in full) of Common Stock to the ML & Co. Subsidiary, subject to the Contracting Stockholder's right to satisfy such obligation by delivering an amount in cash with an equal value. Until such shares are delivered, the Contracting Stockholder will retain the right to vote such shares and receive dividends thereon. See "Dividend Policy."

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has been listed on the NYSE under the symbol "CBR" since June 19, 1997 and was, prior to that date, traded on the Nasdaq National Market. The table below sets forth the high and low sales prices per share of the Company's Common Stock on the Nasdaq National Market or the NYSE, as applicable, for the periods indicated:

                                                                   HIGH     LOW
                                                                  ------   ------
FISCAL YEAR 1996

First Quarter...................................................  $121/2   $ 83/8
Second Quarter..................................................   171/8     9
Third Quarter...................................................   167/8     95/8
Fourth Quarter..................................................   25       147/8
FISCAL YEAR 1997
First Quarter...................................................   39       131/4
Second Quarter..................................................   413/4    291/4
Third Quarter...................................................   341/4    22
Fourth Quarter..................................................   447/8    22
FISCAL YEAR 1998
First Quarter...................................................   481/2    331/8
Second Quarter..................................................   58       391/2
Third Quarter (through January 26, 1998)........................   60       4613/16

    The last reported sale price of the Common Stock on the NYSE on January 26, 1998 was $54 1/8 per share. As of December 31, 1997, the Company estimates that it had approximately 7,700 beneficial stockholders.

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in the operation and expansion of its business and therefore does not anticipate paying cash dividends in the foreseeable future.

                                USE OF PROCEEDS

    All of the shares of Common Stock covered by this Prospectus are owned by the Contracting Stockholder, who may deliver such shares to the ML & Co. Subsidiary pursuant to the Forward Purchase Contract. See "Plan of Distribution." The Company will not receive any of the proceeds from the sale of any STRYPES or from any sale of such Common Stock in connection therewith.

                                    BUSINESS

GENERAL

    The Company is a nationwide provider of information technology consulting, including application software staff supplementation, management consulting solutions for "business/IT" problems, package software implementation services, system life-cycle project responsibility, millennium date change conversion services and networking procurement and engineering services.

    The Company's revenues are generated from two areas, the CIS Division and CIBER Solutions. The CIS Division provides application software development and maintenance services and, through its CIBR2000 Division, millennium date change solutions. CIBER Solutions is comprised of the Company's wholly-owned subsidiaries, Spectrum, BIT, and CNSI. Spectrum provides information technology consulting solutions to business problems, specifically in the areas of data warehousing, data modeling and enterprise architecture, as well as project management and systems integration services. BIT specializes in the implementation and integration of human resource and financial software application products, plus workflow automation and manufacturing/distribution software systems, primarily for client/sewer networks. A substantial portion of BIT's revenues is derived from assisting clients implementing PeopleSoft software. CNSI provides a wide range of local-area and wide-area network solutions, from design and procurement to installation and maintenance with services including Internet and intranet connectivity.

    The Company's strategy is to expand its business by continuing to build long-term relationships with major clients based on high-quality information technology services tailored to meet client needs. The Company's traditional time and material application software programming services have been expanded to include a comprehensive array of management consulting, information systems design, development, integration and implementation, as well as project management services.

    The Company currently services its clients through a nationwide network of over 60 offices in 20 states, plus Canada. The Company currently employs approximately 4,300 employees, approximately 3,600 of whom are billable consultants trained in operating systems, standard and state-of-the-art programming languages, application software design techniques, process re-engineering and management resource planning, local-area and wide-area networking and certain widely-used software packages. These services are generally provided on-site to large clients with substantial information technology requirements.

    The Company began operations in 1974 to assist companies in need of computer programming support. In the mid-1980s, the Company initiated a growth strategy that included expanding its range of computer-related services, developing a professional sales force and selectively acquiring or merging established complementary companies. Since fiscal 1993, the Company's revenues have increased from $81.4 million to $262.3 million in fiscal 1997, a compound annual growth rate of 34%. Over the same period, pro forma net income increased from $1.6 million in fiscal 1993 to $15.9 million in fiscal 1997, a compound annual growth rate of 77%.

BUSINESS STRATEGY

    The Company's strategy includes the expansion of its business by continuing to build long-term relationships with major clients based on high-quality information technology services tailored to meet client needs. The Company's traditional time and material application software programming services have been expanded to include a comprehensive array of management consulting, information systems design, development, integration and implementation, as well as project management services. The Company's strategy includes the following key elements:

- BUILD STRONG CLIENT RELATIONSHIPS. The Company is committed to providing quality custom software application and development services that meet the demands of large companies with substantial data processing operations. Management believes the Company's emphasis on building long-term relationships with major clients has been a primary reason for the Company's success. Most of the Company's largest clients have been significant clients for many years. For example, the Company's largest and second largest clients, accounting for approximately 7% and 5%, respectively, of fiscal 1997 revenues, have been clients for over 10 and 17 years, respectively. The Company focuses significant resources on continuous qualification as an approved vendor on its clients' vendor lists and, over the past five years, has regularly qualified as such a vendor for more than two dozen Fortune 500 companies.

- GROW THROUGH BUSINESS COMBINATIONS AND INTERNAL EXPANSION. The Company intends to continue to expand by acquiring companies that broaden the Company's array of consulting services, that have strategic client relationships or that are located in attractive geographic locations. The Company also intends to expand the operations of existing offices primarily by providing additional information technology services to existing clients. The Company may also start new branches in attractive markets with its own personnel.

- EXPAND INTEGRATION AND IMPLEMENTATION SERVICES. The Company's concentrated effort on providing time and materials programming services has expanded to include management level strategic systems solutions, as well as the implementation of clients' long-term information technology strategies, from design and development of their information systems through testing and implementation, to migration from mainframe to client/server architectures, as well as package software project implementation. As a result of these efforts, the Company is taking greater responsibility for projects and providing greater value-added services to its clients. This expansion of focus, combined with the Company's stringent controls and high quality processes, methodologies, tools and templates, help position the Company as a full-service provider for its existing and new clients' information technology and application needs.

- FOCUS ON QUALITY SERVICE. The Company seeks to be a leader in providing quality services and processes to its clients. The Company's corporate and CIS operations have received ISO 9002 certification, an international standard for consistency in operating procedures. The Company believes that it is currently the sole provider of computer-related services with ISO 9002 certification on a national basis. Many of the Company's clients are expected to require this certification in the next several years. ISO 9002 certification has enhanced the Company's ability (i) to achieve preferred supplier status from larger companies, (ii) to satisfy current and prospective clients who insist on a documented quality assurance system and (iii) to improve its operations by facilitating cost controls and other efficiencies on a continuing basis. The CIS and CIBR2000 divisions have also qualified for ISO 9001 certification, which certification relates to project development activities. The CIS Division has also achieved Ford Motor Company "Q-1" status.

SERVICES

CIS DIVISION

    CIBER INFORMATION SERVICES. The CIS Division supports the life cycle of computer systems, from strategy and design to development and implementation and, finally, to maintenance and support. The Company's technical staff performs a wide variety of tasks to identify, analyze and solve clients' data processing and computing problems. Generally, these services are provided on-site to clients whose personnel do not have the requisite technical skills or to clients with specific projects requiring additional staffing that do not justify permanent personnel increases. The scope of the work performed by the Company ranges from specific, minor tasks of short duration to large, complex tasks that require a large number of consultants for a year or longer. Examples of larger tasks include developing new systems and maintaining mature mainframe systems that cannot be quickly replaced. Typically, the Company's professional staff augments and becomes part of the clients' software development team on a specific application or project. A key element of the CIS strategy is to maintain offices in those geographic locations where the Company has significant client relationships. CIBER Associates, a part of the CIS Division, is dedicated entirely to supporting IBM, which currently is the Company's largest client. Currently, the CIS Division operates out of over 30 branch offices.

    CIBR2000. In April 1996, the CIBR2000 group was launched to provide millennium date conversion services to assist clients in remedying customized computer programs that can only perform correctly up to December 31, 1999. CIBR2000 reviews and analyzes clients' existing programs, develops solution alternatives for the year 2000 date change and implements conversion solutions to correct this problem. CIBR2000 solutions include impact assessment, solution plan development, corrections implementation and validation/testing. Each CIBR2000 project follows a common methodology that is governed by the Company's Quality Process which is certified to the ISO 9001 international standard. Currently, the Company is performing millennium date conversion services at its CIBR2000 Solution Center, as well as at client sites.

CIBER SOLUTIONS

    SPECTRUM TECHNOLOGY GROUP, INC. Spectrum focuses its services on executive management level, strategic systems solutions to business problems, including data modeling, data warehousing and enterprise architecture. Spectrum also develops systems on a project basis and is responsible for the Company's Microsoft technology-based consulting group known as Spectrum NT. Spectrum assists clients in aligning their technology platforms with their strategic business objectives. As the marketplace continues to evolve, the Company intends to assist clients in customizing their technology platforms, which the Company believes will help grow its integrated application solutions business.

    BUSINESS INFORMATION TECHNOLOGY, INC. BIT assists clients in implementing package application software on client/server systems. Clients seeking these services are generally businesses that are migrating from the mainframe to, or that are developing or implementing, client/server architectures. Approximately 12% of the Company's fiscal 1997 revenues were generated from clients implementing PeopleSoft software. The Company believes that, as package software companies such as PeopleSoft continue to enhance the functionality and performance of their products and such products become more widely used, package software implementation services will present an increasing opportunity for the Company.

    CIBER NETWORK SERVICES, INC. CNSI provides cross-platform multi-vendor computer systems integration, complete network solutions and other related services to clients with networking needs. CNSI operates from five offices, including the Menlo Park, California office added in August 1997. Networking services provided by CNSI include strategic planning, network design and configuration, technical support services, resources (hardware and software), project management, installation, and network administration and support.

BUSINESS COMBINATIONS

    The Company has expanded its geographic breadth, diversified its technical expertise, expanded its client base and believes it has achieved other competitive advantages through business combinations. Following each CIS Division merger or acquisition, the Company seeks to add value to the acquired operations by implementing the Company's automated office information systems and ISO 9002 processes, and by providing national recruiting support to its new offices. Given the highly fragmented nature of the information technology services industry, the Company intends to continue to pursue business combinations as part of its growth and operation strategy. The success of this strategy depends not only upon the Company's ability to identify and acquire businesses on a cost effective basis, but also upon its ability to integrate acquired operations into its organization effectively, to retain and motivate personnel and to retain clients of acquired or merged companies.

    Business combinations have accounted for approximately 50% of the Company's employee growth over the past five years. In reviewing potential business combinations, the Company focuses on the target company's geographic area, client base, reputation in specific software services, acquisition availability, cost, anticipated financial performance, sales, management and recruiting personnel and potential client demand, among other factors.

    Since January 1995, the Company has completed the following business combinations (See also "Prospectus Summary--Recent Developments"):

                                                                                                   APPROXIMATE
                                                                                                   TOTAL  CONSULTANTS AT
     DATE                                NAME                                  MAIN OFFICE         CONSIDERATION(1)  ACQUISITION
--------------  -------------------------------------------------------  ------------------------  -----  --------------
November 1997   Techware Consulting, Inc.                                Irving, TX                $16.2       107
November 1997   Financial Dynamics, Inc.                                 McLean, VA                $26.3       166
October 1997    Bailey & Quinn, Inc.                                     Norcross, GA              $3.3         49
October 1997    The Constell Group, Inc.                                 Elmwood Park, NJ          $11.0        97
August 1997     SoftwarExpress, Inc.--d/b/a Reliant Integration
                  Services, Inc.                                         Menlo Park, CA            $21.6        40
July 1997       KCM Computer Consulting, Inc.                            Calverton, MD             $15.2       151
March 1997      Davis, Thomas & Associates, Inc.                         Minneapolis, MN           $13.5       117
December 1996   CIBER Network Services, Inc.(2)                          Edison, NJ                $5.7         50
November 1996   Technical Support Group, Inc.                            Chicago, IL               $13.5        70
November 1996   Technology Management Group, Inc.                        Seattle, WA               $13.7       108
September 1996  Spectrum Technology Group, Inc.                          Somerville, NJ            $16.6       110
July 1996       DataFocus, Inc.(3)                                       Fairfax, VA               $5.0         45
May 1996        Practical Business Solutions, Inc.                       Boston, MA                $12.9       125
March 1996      OASYS, Inc.                                              Columbus, OH              $0.8         18
September 1995  Broadway & Seymour, Inc.(4)                              Rochester, MN             $1.0         45
June 1995       Business Information Technology, Inc.                    Concord, CA               $10.3       125
May 1995        Spencer & Spencer Systems, Inc.                          St. Louis, MO             $5.3        141
January 1995    Interface Systems, Inc.                                  Holmdel, NJ               $3.4         48

--------------------------

(1) Approximate total consideration in millions of dollars includes, if a merger, the value of Common Stock and options to purchase Common Stock issued or, if an acquisition, cash paid, Common Stock issued and liabilities assumed.

(2) If the acquired business achieves certain levels of revenue or net income, the Company will be required to pay additional consideration of up to $1.4 million. See "Certain Relationships and Related Transactions."

(3) The Company acquired only the Business Systems Development division of this company.

(4) The Company acquired only one branch office of this company.

CLIENTS

    The Company focuses its client marketing efforts on large companies with substantial needs for supplemental programmer staffing, package software implementation and systems integration services and other computer-related professional services. Such clients afford the Company opportunities to develop long-term relationships based on the high quality, consistent services the Company has provided for more than 23 years. Although most consultant assignments are from three to 12 months, many of the Company's client relationships have continued for more than 10 years. Client assignments within CIBER Solutions tend to be less of a recurring nature than within the CIS Division. This is due to the often one-time implementation focused assignments, particularly for BIT and CNSI.

    The ability to serve large clients in diverse industries demonstrates the Company's adaptability to a wide variety of client environments. Whether clients are in the services or manufacturing sector, the Company recruits and provides consultants having skills matching the requirements of each client's project. The Company routinely satisfies the diverse information technology needs of clients in a wide variety of industries.

    Since approximately 1990, larger clients have started to limit the number of information technology vendors they use. In order to achieve the reduction in the number of vendors used, companies often review and screen both existing and potential vendors and generate select lists of approved vendors. The factors considered for placement of a company on a vendor list include geographic and technical breadth of operations, quality assurance programs, reliability and cost effectiveness. The Company focuses significant resources on continuous qualification as an approved vendor on its clients' vendor lists and, over the past five years, has regularly qualified as such a vendor for more than two dozen Fortune 500 companies.

    Certain customers account for a significant portion of the Company's revenues. The Company's five largest clients represented 22%, 26%, 22% of the Company's total revenues for the years ended June 30, 1997, 1996, and 1995, respectively. Some of the Company's significant clients include: American Express Company, AT&T, Fidelity Investments, Inc., Ford Motor Company, GTE Corporation, IBM, MCI Telecommunications Corporation, Monsanto Corp., US West Communications, Inc., and Xerox Corporation; each of which has been a client for over five years.

    The Company normally offers professional services through agreements that specify that services are rendered on a best efforts basis, that the Company makes no express or implied warranties and that the client must continue to pay all charges incurred prior to the termination of the agreement. Because services are typically rendered on an as required basis, the Company does not consider the backlog of unfinished assignments significant in understanding its business. The typical client contract term is one to three years and there can be no assurance that a client will renew its contract when it terminates. The Company's contracts are generally cancelable by the client at any time and clients may unilaterally reduce their use of the Company's services under such contracts without penalty. The termination or significant reduction of the Company's business relationship with any of its significant clients could have a material adverse effect on the Company's operating results.

    Through BIT, the Company has a significant relationship with PeopleSoft as an implementation partner. In fiscal 1997, approximately 12% of the Company's total revenues was derived from clients who purchased implementation services for their PeopleSoft software. In the event PeopleSoft products become obsolete or noncompetitive, or if BIT should lose its "implementation partner" status with PeopleSoft, the Company would suffer a material adverse effect.

    The Company generally prices its services to clients on a time and materials basis and maintains price ranges that reflect the technical skills and experience levels of the Company's consultants. The Company has provided and intends to continue to provide increased project services to its clients. Projects are distinguishable from the Company's core business of time and material consulting by the level of responsibility assumed by the Company. In a typical project, the Company independently develops a program or maintains a system, whereas, for time and materials contracts, the Company's clients generally maintain responsibility for the overall task. The failure of a project or the failure of the Company to provide project services in a satisfactory manner could have a material adverse effect on the Company. Further, the Company may undertake projects on a fixed price basis and guarantee performance based upon defined operating specifications. Cost overruns, unsatisfactory performance or unanticipated difficulties in such projects could have a material adverse effect on the Company's results of operations.

SALES FORCE

    The Company maintains an experienced sales force of approximately 160 employees who market the Company's services to senior business executives, chief information officers, information systems managers, other users of programming services and purchasing/buying groups. The purchasing departments of the Company's larger CIS Division clients commonly select a limited list of preferred vendors. Once on the vendor list, the Company's sales representatives are eligible to work directly with managers of projects or application systems seeking consultant assistance. New client contacts are generated through a variety of methods, including client referrals, personal sales calls, direct mailings to targeted clients and telemarketing.

OFFICES

    The Company's CIS Division branch office network is integral to its business strategy. Through the branch office network, the Company can (i) offer a broad range of consulting services on a local basis, (ii) respond to changing market demands for information technology services through a variety of contacts in many industries and geographic areas and (iii) maintain a quality professional staff because of its nationwide reputation and its training programs. Additionally, the offices can market their services as being provided by a company with a national presence and a long history in the information technology services business.

    The Company believes its operating procedures and financial controls are two of its primary strengths. Business plans, generally at the office level, are prepared annually and include monthly projections for the ensuing fiscal year. Results are tracked monthly to compare actual performance to projected results. The Company has centralized accounting and cash management functions to help ensure integrity of data and control of information flow. Operating data is available on a weekly basis. The Company believes that these practices enhance results from acquired businesses as well.

    The Company established its office network through the internal start-up and staffing of offices in new geographic locations and through the acquisition of information technology services companies, their professional staffs and client relationships. The Company's network of offices currently consists of over 60 offices in 20 states plus Canada. The number of consultants working out of any office ranges from as few as five to over 150. The average is approximately 60 consultants per office.

CONSULTANT RECRUITMENT

    The Company's future success will depend in part on its ability to hire adequately trained personnel who address the increasingly sophisticated needs of its clients. The Company's on-going consultant needs arise from (i) increasing demand for the Company's services, (ii) turnover, which is generally high in the industry, and (iii) the clients' requests for programmers trained in the newest software technologies. Few of the Company's employees are bound by non-compete agreements. Competition for personnel in the information technology services industry is significant and the Company has had, and expects to continue to have, difficulty in attracting and retaining an optimal level of qualified personnel. In particular, competition for the limited number of qualified project managers and professionals with certain specialized skills, such as a working knowledge of certain sophisticated software, is intense. Because of this, the recruitment of the Company's skilled consultant group is a critical element to the Company's success. The Company devotes significant resources to meeting its personnel requirements. The Company currently has approximately 150 full-time recruiters in its offices and approximately 20 in its National Recruiting Group. The National Recruiting Group maintains a national, proprietary database of relocatable and in-demand consultants (due to unique or specialized skill sets), augments local recruiting, advertises nationally and over the Internet for new consultants, travels to branches to train new recruiters and performs related tasks.

    The Company invests heavily in a number of programs designed to retain its trained personnel. The Company sponsors a tuition reimbursement program available to most employees and, in addition, maintains a library of technical training courses available for home study. The Company makes available an employee stock purchase plan and a matching provision as part of its 401(k) savings plan to all employees. The Company also grants stock options to a large number of its employees.

    It is often difficult to match the availability of consultants with client requirements. Pre-marketing and lead times from clients help, but consultant availability remains a significant factor in determining whether the Company or a competitor will obtain the available business. The Company believes that careful coordination of its recruiting and sales activities gives it an advantage over many of its smaller competitors.

COMPETITION

    The information technology services industry is extremely competitive. A number of companies compete with the Company in select markets with substantially similar services. In most of the markets in which the Company competes, the Company believes that there are participants that have significantly greater financial, technical and marketing resources than the Company. The Company believes, however, that no one competitor dominates any of its markets.

    There are few very large competitors with annual revenues over $100 million. There are, however, according to The Updata Group, an independent consulting firm, over 3,000 software service firms with yearly revenues over $1 million competing for market share. Most of these firms participate in just one geographic area. The Company's competition, therefore, varies significantly from office to office. Often, local competitors are the Company's primary competition. At certain offices, particularly those with major clients, national competitors are the Company's significant competition. Each office must adapt to the circumstances under which it operates.

    In particular, the Company believes that its CIS Division competes most directly with the following national companies: Keane, Inc., Analysts International Corporation, Computer Horizons Corporation and Computer Task Group, Inc. For project management services, Electronic Data Systems Corporation, Andersen Consulting, Computer Sciences Corporation and Cambridge Technology Partners, Inc. and others are competitors. Many of these companies are national and international in scope and have substantially greater resources than the Company. BIT and Spectrum often compete with "Big Six" accounting firms, as well as larger systems consulting firms. The Company also competes with the internal data processing staffs of its clients, which clients can add to their employee base as an alternative to using a consulting firm. Additionally, many large accounting and management consulting firms offer services that overlap with a significant portion of the Company's services. Also, computer hardware and software companies are increasingly becoming involved in systems integration projects. Recently, temporary placement agencies, such as CoreStaff, Olsten and Interim, have begun expanding their businesses to provide computer-related services to their customers. Additionally, over the past several years there has been an influx of foreign nationals who provide skilled computer programming services at lower pay scales than other domestic programmers. Some of these foreign nationals are being hired as consultants directly by the Company's clients and potential clients, as well as by certain of the Company's competitors. Moreover, in an attempt to decrease costs, some of the Company's clients and potential clients are outsourcing their business to competitors in foreign countries, including Ireland, India and the former Soviet Union. An increase in the use of skilled foreign national labor at lower rates or foreign software service firms by the Company's competitors or clients could have a material adverse effect on the Company.

    In order to remain on its clients' vendor lists and to develop new client relationships, the Company must satisfy requirements at competitive rates. Although the Company continually attempts to lower its costs, there are other software services organizations and temporary placement agencies that provide the same or similar services as the Company at similar or lower costs. Additionally, certain of the Company's clients require that their vendors reduce rates after services have commenced. There can be no assurance that the Company will be able to compete effectively on pricing or other requirements and, as a result, the Company could lose clients or be unable to maintain historic gross margin levels or to operate profitably. With respect to the Company's implementation services for software packages, the manufacturers of such software may have training requirements that inhibit the Company from competing effectively with other packaged software implementation providers.

EMPLOYEES

    As of December 3l, 1997, the Company had approximately 4,300 full-time employees, including approximately 700 personnel in administrative positions and approximately 3,600 billable consultants.

Administrative personnel are principally branch managers, sales representatives, recruiters and administrative assistants located throughout the Company's offices. None of the Company's employees are subject to a collective bargaining arrangement. Generally, the Company has entered into employment agreements with its executive officers. The Company believes its relations with its employees are good.

                                   MANAGEMENT

    The following table sets forth the Company's directors and executive officers, their ages, positions and offices currently held with the Company.

        NAME           AGE                          POSITIONS
---------------------  --- ------------------------------------------------------------
Bobby G. Stevenson     55  Chairman, Chief Executive Officer, Secretary and Founder

Mac J. Slingerlend     50  President, Chief Operating Officer, Treasurer and Director

Richard A. Montoni     46  Executive Vice President, Chief Financial Officer and
                           Director

Lawrence D. Greenwood  46  Senior Vice President; President/CIBER Solutions

William E. Storrison   38  Senior Vice President; President/CIBER Information Services
                           Division

James A. Rutherford    51  Director

James C. Spira         54  Director

Roy L. Burger          42  Director

    BOBBY G. STEVENSON. Mr. Stevenson is Chairman of the Board of Directors, Chief Executive Officer, Secretary and one of the original three founders of the Company. Mr. Stevenson was Vice President in charge of recruiting and management of the technical staff from 1974 until November 1977 when he became Chief Executive Officer. He has been responsible for all operations of the Company since 1977.

    MAC J. SLINGERLEND. Mr. Slingerlend joined the Company in January 1989 as Executive Vice President/ Chief Financial Officer, became Treasurer and a director in 1994 and President and Chief Operating Officer in 1996. Prior to joining the Company, Mr. Slingerlend spent 15 years in the banking industry, primarily as a commercial lender, and five years in corporate financial positions in the cable television and hospitality industries.

    RICHARD A. MONTONI. Mr. Montoni has been the Company's Executive Vice President/Chief Financial Officer and a director since October 1996. Prior to joining the Company, Mr. Montoni was a partner with KPMG Peat Marwick LLP, where he worked for over 20 years with companies in the high technology, manufacturing, merchandising and distribution industries. Mr. Montoni is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants.

    LAWRENCE D. GREENWOOD. Mr. Greenwood has been President of CIBER Solutions since August 1997. Mr. Greenwood joined the Company as Vice President in 1996 when Spectrum merged with the Company. Mr. Greenwood was a co-founder of Spectrum in 1979 and served as its President when the merger occurred.

    WILLIAM E. STORRISON. Mr. Storrison has been President of the CIBER Information Services Division since 1996. Mr. Storrison was Senior Vice President/Operations of the Company from 1994 to 1996 and, from 1992 to 1994, served as the Company's Vice President/Eastern Operations. Mr. Storrison has been with the Company since 1987 and was previously Branch Manager and Regional Vice President of several of the Company's eastern branch offices.

    JAMES A. RUTHERFORD. Mr. Rutherford has been a director of the Company since February 1994. He is currently a managing director of Wingset Investments Ltd., a private venture capital company located in

New Albany, Ohio. Prior to forming Wingset in 1995, Mr. Rutherford was one of the founders of Goal Systems International Inc., serving in various executive positions including Chief Executive Officer and as a director from its incorporation in 1977 until its sale in 1992. Mr. Rutherford is also a trustee of Case Western Reserve University and a director of Symix Systems, Inc., Columbus, Ohio, as well as several private corporations.

    JAMES C. SPIRA. Mr. Spira has been a director of the Company since September 1994. Since 1995, he has been managing partner with Chicago, Illinois based Diamond Technology Partners, Inc., a management consulting firm providing program management services to design and deploy technology-enabled business strategies. From 1991 to l995, Mr. Spira was Group Vice President of The Tranzonic Companies, a Cleveland-based holding company. From 1974 through 1991, Mr. Spira was founder, President and Chief Executive Officer of Cleveland Consulting Associates, an operations and systems management consulting firm doing business with large multi-national companies.

    ROY L. BURGER. Mr. Burger has been a director of the Company since November 1995. Mr. Burger has approximately 20 years of experience in the equipment leasing and finance industry and has arranged the financing of more than $1.5 billion of equipment. Mr. Burger currently serves as Chairman and Chief Executive Officer of Boulder Capital Group, a company founded by him in 1986 that specializes in equipment leasing.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to the Company regarding beneficial ownership of the Company's Common Stock at December 31, 1997 (including stock options exercisable for shares of Common Stock within sixty days of such date), held by (i) each person or group of persons known by the Company to own beneficially more than five percent (5%) of the outstanding Common Stock, (ii) each director of the Company, (iii) the Chief Executive Officer and the other executive officers of the Company, and (iv) all executive officers and directors of the Company as a group. All information is taken from or based upon ownership filings made by such persons with the Commission or upon information provided by such persons to the Company. Unless otherwise indicated, the stockholders listed below have sole voting and investment power with respect to the shares reported as owned.

                                                                            SHARES
                                                                      BENEFICIALLY OWNED
                              NAME OF                                 ------------------
                          BENEFICIAL OWNER                             NUMBER    PERCENT
--------------------------------------------------------------------  ---------  -------
Bobby G. Stevenson(1)...............................................  6,114,544      27%

Mac J. Slingerlend(2)...............................................    430,332       2%

Richard A. Montoni(3)...............................................      9,950    *

William E. Storrison(4).............................................    110,925    *

Lawrence D. Greenwood...............................................    100,967    *

James A. Rutherford(5)..............................................     26,426    *

James C. Spira(5)...................................................     14,346    *

Roy L. Burger(5)....................................................     12,426    *
                                                                                     --
                                                                      ---------

All directors and executive officers as a group (8 persons)(6)......  6,819,916      29%
                                                                                     --
                                                                                     --
                                                                      ---------
                                                                      ---------

------------------------

*   less than 1%

(1) The address of Mr. Stevenson is c/o CIBER, Inc., 5251 DTC Parkway, Suite 1400, Englewood, CO 80111. Includes shares held by the Trust and the Bobby
    G. Stevenson Revocable Trust, both trusts of which Mr. Stevenson is the settlor, trustee and beneficiary, and options to purchase 80,000 shares of Common Stock. Excludes 5,000 shares of Common Stock held in the Irrevocable First Stevenson Charitable Remainder Unitrust, of which shares Mr. Stevenson disclaims beneficial ownership. Assuming the delivery to the ML & Co. Subsidiary of the maximum number of shares of Common Stock required by ML & Co. to pay and discharge all of the STRYPES (including STRYPES subject to the over-allotment option granted to the Underwriter of the STRYPES) pursuant to the Forward Purchase Contract, Mr. Stevenson will beneficially own 3,996,186 shares of Common Stock, which will represent approximately 18% of the Company's outstanding Common Stock. See "Plan of Distribution."

(2) Includes options to purchase 403,334 shares of Common Stock.

(3) Includes options to purchase 9,805 shares of Common Stock.

(4) Includes options to purchase 78,125 shares of Common Stock.

(5) Includes options to purchase 16,000, 14,000 and 12,000 shares of Common Stock for Messrs. Rutherford, Spira and Burger, respectively.

(6) Includes options to purchase 613,264 shares of Common Stock.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Bobby G. Stevenson, the Company's largest stockholder, Chief Executive Officer and Chairman, Mac J. Slingerlend, the Company's President and Chief Operating Officer, and Prasong Suvarnasorn, an officer of the Company, directly and through their children, owned 85% of CNSI, which company commenced operations in July 1992. CNSI is engaged in the computer network integration business, which business includes the procurement of computer hardware and the installation of local and wide area computer networks and related services. On December 2, 1996, the Company acquired CNSI for consideration of approximately $3.7 million, consisting of 68,631 shares of Common Stock and approximately $1.2 million in cash. In addition, the Company assumed net liabilities of approximately $800,000, resulting in an initial purchase price of approximately $4.5 million. The acquisition was approved by a majority of the disinterested board members of the Company, with Mr. Stevenson and Mr. Slingerlend abstaining, after full disclosure by Mr. Stevenson, Mr. Slingerlend and Mr. Suvarnasorn of their respective interests in CNSI and the interests of their families. In determining the purchase price of the transaction, the Board relied, in part, on independent valuations. Mr. Stevenson owned 10% of CNSI and received $375,000 in cash upon the sale and he and members of his family were repaid approximately $898,000 for an outstanding obligation owed to them by CNSI. Mr. Slingerlend and members of his family owned, collectively, 60% of CNSI and received 39,166 shares of Common Stock and $784,024 in cash upon the sale. Mr. Suvarnasorn and his family owned, collectively, 15% of CNSI and received 15,332 shares of Common Stock. Additionally, the terms of purchase provide for contingent consideration of up to $2.6 million that will be paid to the former CNSI stockholders in cash or shares of Common Stock if CNSI achieves certain performance objectives in each of the 12 month periods ending October 31, 1997, 1998 and 1999. Any contingent consideration earned will be payable at the sellers' option, in Common Stock (at the then prevailing market price for Common Stock) or in cash. The October 31, 1997 performance objectives of CNSI were achieved and, in January 1998, the Company paid addition consideration of $1.2 million, consisting of 24,346 shares of Common Stock and $124,000 of cash, to the former CNSI stockholders. The contingent consideration, if earned, will be paid to the sellers in accordance with their historical percentage ownership interest in CNSI. In order to increase the likelihood that the contingent consideration would be earned, the Company agreed to establish a management compensation plan for the five CNSI managers (who were also stockholders of CNSI), pursuant to which such managers could earn additional compensation for meeting or exceeding the revenue and earnings' thresholds that trigger payment of the contingent consideration.

    The Company was a guarantor on a $3.0 million inventory purchase line of credit with AT&T Capital Corporation to CNSI. In connection with the acquisition, the Company assumed CNSI's liability under this line of credit which had an outstanding balance of approximately $1.1 million at December 2, 1996. Messrs. Stevenson and Slingerlend had guaranteed this line of credit and indemnified the Company against losses that could have been incurred as a result of its guaranty. These personal guaranties were released at the closing of the purchase of CNSI. In addition, CNSI had a $2.5 million bank line of credit with UMB Bank Colorado. This line of credit was secured by Mr. Stevenson's pledge of 250,000 shares of Common Stock. These shares were released by the bank upon the sale of CNSI to the Company and were returned to Mr. Stevenson.

    During the years ended June 30, 1995 and 1996 and for the period from July 1, 1996 to December 2, 1996, the Company purchased from CNSI several local area networks and various computer equipment and software for approximately $268,000, $923,000 and $558,000, respectively. In addition, from January 1994 to December 2, 1996, the Company provided accounting and other administrative services to CNSI at a monthly cost of $2,500.

                              PLAN OF DISTRIBUTION

    Pursuant to the terms of the STRYPES, ML & Co. is obligated to pay and discharge each STRYPES at maturity by delivering to the holder thereof a specified number of shares of Common Stock, subject to ML & Co.'s right to deliver, with respect all, but not less than all, of such shares, cash with an equal value. Pursuant to the terms of the Forward Purchase Contract, the Contracting Stockholder is obligated to deliver to the ML & Co. Subsidiary on the business day immediately preceding the maturity date of the STRYPES a number of shares of Common Stock covered by this Prospectus equal to the number required by ML & Co. to pay and discharge all of the STRYPES (including STRYPES issued pursuant to the over-allotment option granted to the Underwriter of the STRYPES) at maturity, subject to the Contracting Stockholder's right to satisfy such obligation by delivering, with respect to all, but not less than all, of such shares, cash with an equal value. Under the Forward Purchase Contract, ML & Co. has agreed to pay and discharge the STRYPES at maturity by delivering to the holders thereof the form of consideration that the ML & Co. Subsidiary receives from the Contracting Stockholder.

    The Company and the directors and executive officers of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file or cause to be filed a registration statement under the Securities Act with respect to the sale of, any shares of Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriter of the STRYPES, except that the Company may, without such consent, issue shares of common stock or grant options to purchase such shares pursuant to its benefit plans or issue shares of Common Stock upon exercise of options, or issue up to a specified number of shares in connection with business combinations. The Contracting Stockholder has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or cause to be filed a registration statement under the Securities Act with respect to, any shares of Common Stock, securities convertible into, exchangeable for or repayable with such shares or rights or warrants to acquire such shares, for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriter of the STRYPES.

    The Company and the Contracting Stockholder have agreed to indemnify the Underwriter of the STRYPES against certain liabilities, including liabilities under the Securities Act, relating to the information contained in this Prospectus (including the documents incorporated by reference herein), other than information furnished to the Company in writing by ML & Co. or the Underwriter of the STRYPES expressly for use herein.

    Until the distribution of the STRYPES is completed, rules of the Commission may limit the ability of the Underwriter of the STRYPES to bid for and purchase the STRYPES or shares of the Common Stock. As an exception to these rules, the Underwriter of the STRYPES is permitted to engage in certain transactions that stabilize the price of the STRYPES or the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the STRYPES or the Common Stock.

    If the Underwriter of the STRYPES creates a short position in the STRYPES in connection with the STRYPES offering, I.E., if it sells more STRYPES than are set forth on the cover page of the STRYPES Prospectus, the Underwriter of the STRYPES may reduce that short position by purchasing STRYPES in the open market. The Underwriter of the STRYPES may also elect to reduce any short position by exercising all or part of the over-allotment option described on the cover of this Prospectus.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither ML & Co. nor the Underwriter of the STRYPES has made any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the STRYPES or the Common Stock. In addition, neither ML & Co. nor the Underwriter of the

STRYPES has made any representation that the Underwriter of the STRYPES will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the Common Stock will be passed upon for the Company by Davis, Graham & Stubbs LLP, Denver, Colorado.

                                    EXPERTS

    The consolidated financial statements of CIBER, Inc. and subsidiaries as of June 30, 1997 and 1996 and for each of the years in the three-year period ended June 30, 1997 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF COMMON STOCK DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER OF THE STRYPES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THOSE SHARES OF COMMON STOCK SPECIFICALLY OFFERED HEREBY OR OF ANY OF SUCH SHARES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

                               TABLE OF CONTENTS

                                                                             PAGE
                                                                            ------
Available Information.....................................................       2
Incorporation of Certain Information by Reference.........................       3
Prospectus Summary........................................................       4
Risk Factors..............................................................       8
Stock Ownership by Mr. Stevenson..........................................      14
Price Range of Common Stock...............................................      14
Dividend Policy...........................................................      14
Use of Proceeds...........................................................      14
Business..................................................................      15
Management................................................................      22
Principal and Selling Stockholders........................................      24
Certain Relationships and Related Transactions............................      25
Plan of Distribution......................................................      26
Legal Matters.............................................................      27
Experts...................................................................      27

                                1,842,050 SHARES

                                     [LOGO]

                                  COMMON STOCK

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                                   PROSPECTUS
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                                JANUARY 26, 1998

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